Cadence Low-Power, Advanced-Node Digital Technology Incorporated Into SMIC 40nm Reference Flow

SMIC Releases 40-nanometer Reference Flow Targeting Low-Power Chips for Today’s Advanced Devices

SAN JOSE, Calif., April 10, 2012 /PRNewswire-Asia/ — Cadence Design Systems, Inc. (NASDAQ: CDNS), a leader in global electronic design innovation, announced today that China’s Semiconductor Manufacturing International Corporation (SMIC), one of the world’s leading foundries, has introduced a low-power, advanced-node IC design reference flow using Cadence® Encounter® digital technology and SMIC’s 40-nanometer manufacturing process. This new reference flow offers design teams a predictable and accelerated path to complex SoC designs for a wide range of low-power applications, including the latest consumer electronics products such as tablets and smartphones.

The SMIC-Cadence flow automates designs with advanced power management features. This production-proven methodology is fully incorporated across the complete and integrated Cadence RTL to GDSII flow, which includes Encounter RTL Compiler, Encounter Conformal Low Power, Encounter Digital Implementation System, Encounter Timing System, Encounter Power System, Cadence QRC, Cadence CMP Predictor and Cadence Physical Verification System.

“We have worked closely with Cadence to develop a reference flow that helps our customers accelerate and differentiate their low-power, high-performance chips,” said Tianshen Tang, vice president of SMIC Design Service. “By using this interoperable, low-power, Common Power Format-based flow from RTL to GDSII, design teams can achieve faster time-to-volume for advanced low-power 40-nanometer designs.”

“Cadence and SMIC have teamed to enable joint customers to benefit from a comprehensive set of digital technologies such as flat power aware implementation with timing and signal integrity closure, power domain aware physical synthesis, closed loop low-power verification and physical verification,” said John Murphy, group director, Strategic Alliances at Cadence. “By using this proven flow with the 40-nanometer SMIC manufacturing process, customers have a differentiated approach to low-power design that can get them to market faster with lower power consumption.”

About Cadence

Cadence enables global electronic design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at http://www.cadence.com/.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

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Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets. Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dean Solov
Cadence Design Systems, Inc.
408-944-7226
dsolov@cadence.com

SMIC English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

SMIC Chinese Contact
Ms. Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com